INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                Filed pursuant to Rule 424(b)(5)
                                                       Registration No. 33-64950
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 17, 1998

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 28, 1993)

                                  $100,000,000

                                [J.B. HUNT LOGO]

                       J.B. HUNT TRANSPORT SERVICES, INC.

                              % SENIOR NOTES DUE 2006
                            ------------------------
     The      % Senior Notes due 2006 (the "Notes") are being offered by J.B.
Hunt Transport Services, Inc. (the "Company"). Interest on the Notes is payable semiannually on March 1 and September 1, commencing March 1, 1999. The Notes are not redeemable prior to maturity and are not entitled to any sinking fund.

     The Notes will be issuable and transferable in fully registered form, in denominations of $1,000 and any integral multiple thereof.

     The Notes will constitute unsecured and unsubordinated indebtedness of the Company and will rank on a parity with the Company's other unsecured and unsubordinated indebtedness.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================================================
                                         PRICE TO                UNDERWRITING               PROCEEDS TO
                                         PUBLIC(1)                DISCOUNT(2)              COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------------
Per Note.......................              %                         %                         %
--------------------------------------------------------------------------------------------------------------
Total..........................              $                         $                         $
==============================================================================================================

(1) Plus accrued interest, if any, from             , 1998.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $          .
                            ------------------------
     The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes
will be made in New York, New York on or about             , 1998.
                            ------------------------
MERRILL LYNCH & CO.
                     J.P. MORGAN & CO.
                                         MORGAN STANLEY DEAN WITTER

                         BANCAMERICA ROBERTSON STEPHENS

                            ------------------------

           The date of this Prospectus Supplement is August   , 1998.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL, ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                  THE COMPANY

BUSINESS

     J.B. Hunt Transport Services, Inc. ("J.B. Hunt" or the "Company"), a leading provider of transportation and logistics services, is the largest publicly-held truckload carrier in the United States. J.B. Hunt transports primarily full-load containerizable freight throughout the continental United States and portions of Canada and Mexico. The Company provides approximately 10,000 customers in North America with the following specialized transportation and logistics services:

          Dry-van and Intermodal. J.B. Hunt is one of the largest providers of door-to-door truckload and intermodal services in the United States, Canada and Mexico. J.B. Hunt can transport any type of freight (except certain types of explosives) from any point in the contiguous United States to any other point in the contiguous United States. The Company transports a wide range of products, including automotive parts, department store merchandise, paper and wood products, food and beverages, plastics, chemicals and manufacturing materials and supplies. Operating revenues were approximately $1.15 billion for the Company's dry-van and intermodal business in 1997.

          Logistics Management and Dedicated Contract Services. J.B. Hunt arranges the delivery and transportation of freight for customers who desire to outsource all or a substantial portion of their distribution and transportation functions. The Company also provides specifically assigned revenue equipment, drivers, and management employees to service customers that wish to augment or outsource their private transportation fleet. The Company provides a range of comprehensive transportation and management services including experienced professional managers, information and optimization technology and the design or redesign of system solutions. Once a logistics arrangement is in place, the Company may utilize Company owned and controlled transportation equipment or third-party equipment and employees or a combination thereof to meet the customer's service requirements. As part of J.B. Hunt's commitment to supplying high quality logistics solutions, the Company employs over 200 professionals to develop technology to manage the supply chain process. The Company's technological leadership has been recognized recently by several information technology publications, such as Computer World magazine which listed J.B. Hunt as a "Top 100 Premiere Internet User" as well as one of the "Top 25 Places to Work in IT" and "Top 16 Training Shops" and Network World magazine which awarded the Company one of two "User Excellence Awards". Operating revenues for the logistics and dedicated contract service businesses were approximately $405 million in 1997.

     Since early 1996, the Company has concentrated its business on offering dry-van truckload (including intermodal) transportation services and logistics management services (including dedicated contract services). The Company views the growth opportunity and potential to integrate its transportation and logistics solutions as a key to lowering costs and providing customers with quality transportation services.

MARKETING AND OPERATIONS

     The truckload market has historically been a lower price, lower service market when compared to the less-than-truckload segment. The Company has opted to provide a premium service and charge compensating rates rather than compete primarily on the basis of price, though the Company does seek to provide a lower cost alternative to its customers. The Company's business is well diversified and no one customer accounted for more than 6% of revenues during 1997 or 1996. Marketing efforts include significant focus on a diversified group of "Fortune 500" customers. The Company's broad geographic dispersion and good balance in the type of industries served lessens the impact of major seasonal fluctuations on the Company's operations.

PERSONNEL AND DRIVER RETENTION

     At June 30, 1998, J.B. Hunt employed approximately 13,200 people, including approximately 9,600 drivers. Historically, the truckload transportation industry and the Company have experienced shortages of qualified drivers. In addition, annual driver turnover rates at J.B. Hunt and other truckload carriers have been as high as 100%. In September 1996, the Company announced a new compensation program for its approximately 3,500 over-the-road van drivers as part of an effort to eliminate chronic driver shortages and high turnover rates and to improve customer service and driver productivity. The Company now has approximately 4,900 over-the-road van drivers. This compensation package, which was effective February 25, 1997, calls for the Company to pay $0.37 a mile to long-haul drivers with at least one year of experience and up to $0.41 a mile for more experienced drivers, resulting in an average wage increase of 33% for J.B. Hunt's drivers. Additionally, drivers receive two days off for every seven days on the road, up from one day, and the chance to earn a $0.02 per mile fuel performance bonus. This program was designed to attract and retain a professional and experienced work force capable of delivering a high level of customer service and to increase driver productivity. During 1997, the increase in driver wages and benefits was partially offset by lower driver recruiting and training expenses, better equipment utilization and an approximately 30% reduction in overall accident frequency. Management attributes the significant improvement in safety in 1997 to the quality of its drivers, an increased focus on safety training and its 1996 policy decision to limit the speed of its tractors. The average driver turnover in the Company's van business was 45% in 1997, down from 86% in 1996. No employees are represented by collective bargaining agreements and management believes that its relationship with all of its employees is excellent.

REVENUE EQUIPMENT

     At June 30, 1998, J.B. Hunt owned approximately 8,400 tractors and operated approximately 33,700 trailers and specially designed containers. J.B. Hunt believes that modern, late-model, clean equipment differentiates quality customer service, increases equipment utilization and reduces maintenance costs and downtime. Accordingly, the average age of the van tractor and trailing fleet was approximately 1.6 years and approximately 3.0 years, respectively, at June 30, 1998. In 1993, the Company commenced receiving a newly-designed container and chassis combination that could be transported over the road by truck and also be moved by rail or ship. The container and chassis may be transported as a single unit by rail or the container can be separated from the chassis and double-stacked on rail cars for improved productivity. Containers comprised approximately 70% of the van trailing fleet at June 30, 1998. The composition of the dedicated contract fleet varies with specific customer service requirements. All J.B. Hunt revenue equipment is maintained in accordance with a specific maintenance program primarily based on age and miles traveled.

RECENT OPERATING DATA

     Operating revenues for the six months ended June 30, 1998 were up $123.9 million, or 17%, to $874.5 million, from $750.6 million in the six months ended June 30, 1997. Revenues in the dry-van business, which includes intermodal, grew 19% during the first six months of 1998, while revenues in the logistics business, which includes dedicated contract services, increased 33%. The increase in dry-van revenue was primarily due to an 18% increase in the size of the tractor fleet and a 6% increase in tractor utilization. Dry-van truck rates rose approximately 2.4% during the first six months of 1998, while intermodal rates declined nearly 3%. The growth of logistics revenue was driven by strong demand from existing customers and contracts and new business generated during 1998.

     Total operating expenses for the first six months of 1998 increased 12% to $821.2 million from $734.0 million in the comparable period of 1997. Total operating expenses expressed as a percentage of operating revenues (operating ratio) were 93.9% for the six months ended June 30, 1998, compared with 97.8% in the same period of 1997. Salaries, wages and employee benefits increased 19.7%, primarily due to an approximate 33% pay increase for certain over-the-road van drivers, which was effective February 25, 1997.

     Net earnings for the first six months of 1998 increased $22.7 million, or 932%, to $25.1 million, from $2.4 million in the first six months of 1997.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes are estimated to
be approximately $          . Such proceeds will be used to reduce short-term
indebtedness outstanding under the Company's existing commercial paper program and two uncommitted lines of credit. The indebtedness to be repaid under the program and the lines of credit bears interest at annual rates ranging from 5.67% to 6.125% and has maturities ranging up to 15 days. The short-term indebtedness to be repaid using the net proceeds of this offering was issued to finance the acquisition of revenue equipment.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected historical consolidated statements of operations data for the years ended December 31, 1995, 1996 and 1997 have been derived from the Company's audited consolidated financial statements, which are incorporated by reference into this Prospectus Supplement. The selected historical consolidated statements of operations and balance sheet data as of and for the six-month periods ended June 30, 1997 and 1998 have been derived from the Company's unaudited consolidated financial statements, which are incorporated by reference into this Prospectus Supplement. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of results to be expected for the full year.

                                          YEAR ENDED DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                    ------------------------------------   --------------------------
                                       1995         1996         1997         1997           1998
                                    ----------   ----------   ----------   ----------    ------------
                                                         (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS:
Operating revenues................  $1,352,225   $1,486,748   $1,554,292    $750,599      $  874,451
Operating expenses................   1,330,880    1,426,385    1,511,382     734,025         821,180
Operating income..................      21,345       60,363       42,910      16,574          53,271
Interest expense..................      24,790       24,694       24,578      12,650          13,806
Net earnings (loss)...............  $   (2,170)  $   22,115       11,366    $  2,433          25,107
PRO FORMA DATA (UNAUDITED):
Interest expense(1)...............                            $       --                  $       --
Ratio of earnings to fixed
  charges(1)......................                                    --                          --
OPERATING DATA (UNAUDITED):
Total loads.......................   1,361,251    1,605,546    1,802,006     856,200       1,053,234
Average number of tractors in
  fleet...........................       7,559        7,728        7,629       7,619           7,959
Tractors operated at period end...       7,706        7,750        7,508       7,488           8,409
Trailers/containers at period
  end.............................      24,618       27,773       30,391      26,900          33,732

                                                                        AT JUNE 30,
                                                          ---------------------------------------
                                                               HISTORICAL          AS ADJUSTED(2)
                                                          ---------------------    --------------
                                                            1997        1998            1998
                                                          --------   ----------    --------------
                                                                  (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $  5,335   $    9,060      $    9,060
Total assets............................................   997,181    1,116,508       1,116,508
Current maturities of long-term debt(3).................    13,300       97,350               0
Long-term debt excluding current maturities.............   322,770      317,740(4)      415,090
Stockholders' equity....................................  $346,271   $  356,812      $  356,812

---------------

(1) Gives effect to the issuance of the Notes and the application of the net proceeds therefrom to discharge certain outstanding short-term indebtedness, as if such transactions had occurred at the beginning of the periods indicated. See "Use of Proceeds."

(2) Gives effect to the issuance of the Notes and the application of the net proceeds therefrom to discharge certain outstanding short-term indebtedness, as if such transactions had occurred at June 30, 1998. See "Use of Proceeds."

(3) Consists of current maturities of outstanding commercial paper, uncommitted lines of credit and installments on senior notes.

(4) Consists of (i) commercial paper supported by two credit agreements, which aggregate $240 million, with a group of banks, of which $120 million expires March 12, 1999 and $120 million expires March 20, 2002; (ii) $98.3 million of 6.25% senior notes payable on September 1, 2003; (iii) $50 million of 7.80% senior subordinated notes payable in five equal annual installments beginning October 30, 2000; (iv) $25 million of 6.25% senior notes payable on November 17, 2000; and (v) $25 million of 6.00% senior notes payable on December 12, 2000.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the period shown.

                                                                                      SIX MONTHS
                                                                                        ENDED
                                                       YEARS ENDED DECEMBER 31,       ----------
                                                   --------------------------------    JUNE 30,
                                                   1993   1994   1995   1996   1997      1998
                                                   ----   ----   ----   ----   ----   ----------
Fixed charge coverage ratio......................  4.94   3.83    (1)   2.26   1.64      3.44

---------------

(1) Earnings for 1995 were inadequate to cover fixed charges by approximately $2.0 million.

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings represent net earnings (loss) before fixed charges, income taxes and undistributed earnings (loss) of an equity affiliate. Fixed charges include interest, amortization of debt expenses and representative interest associated with operating leases.

     The Company's consolidated pro forma ratio of earnings to fixed charges for
the twelve months ended June 30, 1998, was      . The pro forma ratio of
earnings to fixed charges was computed by (i) giving effect to adjustments to reflect the issuance and sale of the Notes and the application of the net proceeds therefrom as set forth in "Use of Proceeds" and (ii) assuming that the issuance and sale of the Notes were consummated at the beginning of the period presented.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes offered hereby (referred to herein as the "Notes" and in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The Notes are part of $250,000,000 aggregate principal amount of Debt Securities registered by the Company in July 1993 to be issued on terms to be determined at the time of sale. Except as otherwise defined herein, capitalized terms used herein have the meanings specified in the accompanying Prospectus or in the Senior Debt Indenture referred to herein.

     The maximum aggregate principal amount of Notes which may be issued is limited to $100,000,000. Interest at the annual rate set forth on the cover page of this Prospectus Supplement is to accrue from the date of initial issuance and is to be payable semiannually on March 1 and September 1, commencing on March 1, 1999, to the persons in whose names the Notes are registered at the close of business on the preceding February 15 or August 14, respectively, and, unless otherwise determined by the Company, will be paid by check mailed on or before the payment date, by first class mail to such persons. Principal and interest will be payable, and the Notes will be transferable, at the corporate trust office of the trustee in New York, New York. The Notes will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof. The Notes will be issued under the Senior Debt Indenture dated as of July 1, 1993, between the Company and LaSalle National Bank, as successor trustee.

     The Notes will mature on September 1, 2006. The Notes will not be redeemable by the Company prior to maturity. There is no sinking fund applicable to the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BancAmerica Robertson Stephens, ABN AMRO Incorporated and Stephens Inc. (collectively, the "Underwriters"), the Company has agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Company, the aggregate principal amount of the Notes set forth opposite its name below.

                                                               PRINCIPAL
UNDERWRITER                                                      AMOUNT
-----------                                                   ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  $
J.P. Morgan Securities Inc..................................
Morgan Stanley & Co. Incorporated...........................
BancAmerica Robertson Stephens..............................
ABN AMRO Incorporated.......................................
Stephens Inc................................................
                                                              ------------
             Total..........................................  $100,000,000
                                                              ============

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such
price less a concession not in excess of   % of the principal amount of the
Notes. The Underwriters may allow, and such dealers may reallow, a discount not
in excess of   % of the principal amount of the Notes to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Notes offered hereby will be passed upon for the Company by Wright, Lindsey & Jennings LLP, Little Rock, Arkansas. Certain legal matters relating to the offering will be passed upon for the Underwriters by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of J.B. Hunt Transport Services, Inc. as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1998 and 1997, and June 30, 1998 and 1997, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Act, for their reports on the unaudited interim financial information because such reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.

                             AVAILABLE INFORMATION

     The Securities and Exchange Commission maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission including, with respect to the Company, the materials incorporated by reference herein. See "Available Information" in the Prospectus.

PROSPECTUS

                                  $250,000,000

                                 J.B. HUNT LOGO

                       J.B. HUNT TRANSPORT SERVICES, INC.

                                DEBT SECURITIES

                            ------------------------

     J.B. Hunt Transport Services, Inc. ("J.B. Hunt" or the "Company") may offer and sell from time to time, in one or more series, its debt securities (the "Debt Securities") with an aggregate initial offering price not to exceed $250,000,000. The Debt Securities will be offered in amounts, at prices and on terms to be determined at the time of offering and to be set forth in supplements to this Prospectus. The Company may sell Debt Securities to or through underwriters or dealers designated from time to time, and may also sell Debt Securities directly to other purchasers or through agents designated from time to time. See "Plan of Distribution." The specific designation, aggregate principal amount, ranking as senior or subordinated Debt Securities, maturity, rate or rates (or method of determining the same) and time or times of payment of interest, if any, purchase price, any terms in addition to or different from those described herein for redemption or repurchase, the names of and the principal amounts to be purchased by or through agents, dealers or underwriters, if any, the compensation of such persons and other special terms in connection with the offering and sale of the series of Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement").

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                         ------------------------------

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                         ------------------------------

                 THE DATE OF THIS PROSPECTUS IS JULY 28, 1993.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus as permitted by the Commission's rules and regulations. For further information, reference is made to the Registration Statement and the exhibits thereto. The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement (with exhibits), as well as such reports and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its regional offices at 7 World Trade Center, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus, except as superseded or modified herein:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1992.

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1993.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document incorporated by reference in this Prospectus (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to Mr. Kirk Thompson, J.B. Hunt Transport Services, Inc., 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, telephone number (501) 820-0000.

                                  THE COMPANY

     J.B. Hunt Transport Services, Inc. is a diversified transportation company focusing on the movement of full-load containerizable freight in North America. The Company primarily operates as an irregular route, dry van truckload carrier transporting general commodities through a combination of traditional truck transportation and an expanding intermodal network through alliances with major railroads. J.B. Hunt currently provides service throughout the 48 contiguous states, the Canadian provinces of Quebec, Ontario and British Columbia, and Mexico by contracting with selected Mexican carriers. The Company operates 20 terminals strategically spread throughout the United States, with its headquarters located in Lowell, Arkansas. The Company's principal executive offices are located at 615 J.B. Hunt Corporate Drive, Lowell, Arkansas 72745, and its telephone number there is (501) 820-0000.

                                USE OF PROCEEDS

     Except as otherwise described in the Prospectus Supplement relating to an offering of Debt Securities, the net proceeds from the sale of the Debt Securities offered by this Prospectus and the Prospectus Supplement (the "Offered Debt Securities") will be used for general corporate purposes, including the refinancing of outstanding indebtedness and the financing of capital expenditures. Any specific allocation of the net proceeds of an offering of Debt Securities to a specific expenditure will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the period shown.

                                                    YEARS ENDED DECEMBER 31,        THREE MONTHS
                                                --------------------------------       ENDED
                                                1988   1989   1990   1991   1992   MARCH 31, 1993
                                                ----   ----   ----   ----   ----   --------------
Fixed charge coverage ratio...................  9.19   6.56   7.90   5.54   6.33        3.68

     The ratios of earnings to fix charges were computed by dividing earnings by fixed charges. For this purpose, earnings represent operating income before fixed charges, income taxes and cumulative effect of changes in accounting methods. Fixed charges include interest and amortization of debt expenses.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will constitute either senior or subordinated debt of the Company and will be issued, in the case of Debt Securities that will be senior debt ("Senior Debt Securities"), under a Senior Indenture (the "Senior Debt Indenture") dated as of July 1, 1993, between the Company and Morgan Guaranty Trust Company of New York, as trustee, and, in the case of Debt Securities that will be subordinated debt ("Subordinated Debt Securities"), under a Subordinated Indenture dated as of July 1, 1993 (the "Subordinated Debt Indenture"), between the Company and Morgan Guaranty Trust Company of New York, as trustee. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". Morgan Guaranty Trust Company of New York (and any successor thereto as trustee under the Indentures) is hereinafter referred to as the "Trustee". The Indentures are filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Indentures and the Debt Securities do not purport to be complete and such summaries are subject to the detailed provisions of the applicable Indenture to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein. Section references in parentheses below are to sections in both Indentures unless otherwise indicated. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical, except for certain covenants of the Company and provisions relating to subordination.

     The Debt Securities may be issued from time to time in one or more series. The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities of all series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement will be described therein.

PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

     General. The Debt Securities will be unsecured senior or subordinated obligations of the Company and may be issued from time to time in one or more series. The Indentures do not limit the amount of Debt Securities, Senior Indebtedness (as defined below), debentures, notes or other types of indebtedness that may be issued by the Company or any of its Subsidiaries (as defined below) nor do they restrict transactions between the Company and its Affiliates (as defined below), the payment of dividends by the Company, or the transfer of assets by the Company to its Subsidiaries. The Company currently conducts substantially all its operations through Subsidiaries. Consequently, the rights of the Company to receive assets of any Subsidiary (and thus the ability of holders of Debt Securities to benefit indirectly from such assets) are subject to the prior claims of creditors of that Subsidiary. Other than as may be set forth in any Prospectus Supplement, the Indentures do not and the Debt Securities will not contain any covenants or other provisions that are intended to afford holders of the Debt Securities special protection in the event of either a change of control of the Company or a highly leveraged transaction by the Company.

     Reference is made to the applicable Prospectus Supplement for the following terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such Offered Debt Securities): (i) the title of the Offered Debt Securities; (ii) classification as Senior Debt Securities or Subordinated Debt Securities, aggregate principal amount, purchase price and denomination; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the method by which amounts payable in respect of principal, premium, if any, or interest, if any, on or upon the redemption of such Offered Debt Securities may be calculated; (v) the interest rate or rates (or the method by which such will be determined), and the dates from which such interest, if any, will accrue; (vi) the date or dates on which any such interest will be payable; (vii) the place or places where and the manner in which the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable and the place or places where the Offered Debt Securities may be presented for transfer; (viii) the obligation, if any, of the Company to redeem, repay or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof or the right, if any, of the Company to redeem, repay or purchase the Offered Debt Securities at its option and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities will be redeemed, repaid or purchased to any such obligation or right (including the form or method payment thereof if other than cash); (ix) any terms applicable to the Offered Debt Securities issued at an original issue discount below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount shall accrue; (x) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Debt Securities; (xi) any applicable United States federal income tax consequences; and (xii) any other specific terms of the Offered Debt Securities, including any additional or different events of default or remedies or any additional covenants provided with respect to such Offered Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations.

     Unless otherwise specified in any Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiples thereof (Section 2.7). No service charge will be made for any transfer or exchange of any Debt Securities but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.8).

     Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the applicable Prospectus Supplement.

     The Indentures are, and the Debt Securities will be, governed by New York law.

     Certain Definitions. The following definitions are applicable to both Senior and Subordinated Debt Securities (Article One of each Indenture).

     "Affiliate" of any specified Person (as defined below) means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

     "Subsidiary" means any corporation of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own voting securities entitling any one or more of the Company and its Subsidiaries to elect a majority of the directors of such corporation, either at all times or so long as there is no default or contingency permitting the holders of any other class or classes of securities to vote for the election of one or more directors.

     "U.S. Government Obligations" means direct obligations of the United States of America, backed by its full faith and credit.

     Global Securities. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to its nominee or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary or nominee of such successor Depositary (Sections 2.4 and 2.8).

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities of the series represented by such Global Security for all purposes under the Indenture governing such Debt Securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global

Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture governing such Debt Securities.

     Payments of principal of, premium, if any, and interest, if any, on individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the Trustee for such Debt Securities, any paying agent nor the registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a Global Security representing any such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to a physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     Events of Default. Unless otherwise specified in the Prospectus Supplement, an Event of Default is defined under each Indenture with respect to the Debt Securities of any series issued under such Indenture as being: (a) default in the payment of any interest with respect to Debt Securities of such series when due, continued for a period of 30 days; (b) default in the payment of principal or premium, if any, with respect to Debt Securities of such series when due; (c) default in the payment or satisfaction of any sinking fund or other purchase obligation with respect to Debt Securities of such series when due; (d) default in the performance of any other covenant of the Company applicable to Debt Securities of such series, continued for 60 days after written notice by the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such series then outstanding (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, at least 25% of the amount of principal thereof that would be due and payable on such date of determination in the event of an acceleration of the maturity of such series on such date); (e) certain events of bankruptcy, insolvency or reorganization; and (f) default under any instrument under which there may be issued, or by which there may be secured or evidenced, any Indebtedness (as defined in such Indenture) for money borrowed of the Company or (in the case of the Senior Debt Indenture) any Subsidiary resulting in the acceleration of such Indebtedness, or any default in payment of any such Indebtedness (after expiration of any applicable grace periods and presentation of any debt instruments, if required), if the total of all such Indebtedness which has been so accelerated and with respect to which there has been such a default in payment shall exceed $15,000,000 and there shall have been a failure to obtain rescission or annulment of all such accelerations or to discharge all such defaulted Indebtedness within 10 days after written notice of the type specified in the foregoing clause (g) (Section 5.1). If any Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, not less than 25% of the amount of principal thereof that would be due and payable on such date of determination in the event of an acceleration of the maturity of such series on such date), by notice in writing to the Company (and to the Trustee, if given by the holders), may declare the Debt Securities of such series due and payable immediately, but the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, a majority of the amount of principal thereof that would be due and payable on such date of determination in the event of an acceleration of the maturity of such series on such date), by notice in writing to the Company and the Trustee, may rescind such declaration if all defaults under such Indenture are cured or waived (Section 5.1).

     Each Indenture provides that no holder of any series of Debt Securities then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, such Indenture, unless (i) such holder shall have given to the Trustee written notice of default and of the continuance thereof, (ii) the holders of not less than 25% in aggregate principal amount of such series of Debt Securities then outstanding (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, not less than of the amount of principal thereof that would be due and payable on such date of determination in the event of an acceleration of the maturity of such series on such date) shall have made written request to the Trustee to institute such suit, action or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require with respect thereto and
(iii) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; provided that, subject to the subordination provisions applicable to the Subordinated Debt Securities, the right of any holder of any Debt Security to receive payment of the principal of, premium, if any, and interest, if any, on such Debt Security, on or after the respective due dates, or to institute suit for the enforcement of any such payment shall not be impaired or affected without the consent of such holder (Section 5.4). The holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, a majority of the amount of principal thereof that would be due and payable on such date of determination in the event of an acceleration of the maturity of such series on such date) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture or involve the Trustee in personal liability (Section 5.7).

     The Company is required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under each Indenture (Section 4.3).

     Consolidation, Merger, Sale, Etc. Each Indenture provides that the Company may consolidate or merge with or into any other corporation, and may sell, lease, exchange or otherwise dispose of all or substantially all of its property and assets to any other corporation, provided that in any such case (i) immediately after such transaction the Company will not be in default under such Indenture, (ii) the corporation (if other than the Company) formed by or surviving any such consolidation or merger, or to which such sale, lease, exchange or other disposition shall have been made, shall be a corporation organized under the laws of the United States of America, any state thereof or the District of Columbia, and (iii) the corporation (if other than the Company) formed by such consolidation, or into which the Company shall have been merged, or the corporation which shall have acquired or leased such property and assets, shall assume, by a supplemental indenture, the Company's obligations under such Indenture (Section 9.1). In case of any such consolidation, merger, sale, lease, exchange or other disposition and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for the Company, with the same effect as if it had been named in such Indenture as the Company, and the Company shall be relieved of any further obligation under such Indenture and any Debt Securities issued thereunder (Section 9.2 of the Subordinated Debt Indenture and Section 9.3 of the Senior Debt Indenture).

     Discharge and Defeasance. The Company may discharge or defease its obligations with respect to each series of Debt Securities as set forth below (Article Ten).

     The Company may discharge all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture which have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year (or are to be called for redemption within one year) by depositing with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified to be sufficient to pay when due the principal of premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due (Section 10.1(B)).

     Unless otherwise provided in the applicable Prospectus Supplement, the Company may also discharge at any time all of its obligations (except those set forth below) to holders of any series of Debt Securities issued under either Indenture ("defeasance") only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations, or a combination thereof, as trust funds in an amount certified by a nationally recognized firm of independent public accountants to be sufficient to pay when due the principal of, premium, if any, and interest, if any, on all outstanding Debt Securities of such series and to make any mandatory sinking fund payments thereon when due and such funds have been so deposited for 91 days; (ii) such defeasance will not result in a breach or violation of, or cause a default under, any agreement or instrument to which the Company is a party or by which it is bound; and (iii) the Company delivers to the Trustee an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter the United States federal income tax treatment of such holders' principal and interest payments on such series of Debt Securities. Such opinion of counsel must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture relating to the Debt Securities of such series (Section 10.1(C)).

     In the event of such discharge and defeasance of a series of Debt Securities, the holders thereof would be entitled to look only to such trust funds for payment of the principal of and any premium and interest on such Debt Securities.

     Notwithstanding the foregoing, no discharge or defeasance described above shall affect the following obligations to or rights of the holders of any series of Debt Securities: (i) rights of registration of transfer and exchange of Debt Securities of such series; (ii) rights of substitution of mutilated, defaced, destroyed, lost or stolen Debt Securities of such series; (iii) rights of holders of Debt Securities of such series to receive payments of principal thereof and premium, if any, and interest, if any, thereon, when due and to receive mandatory sinking fund payments thereon when due, if any, from the trust funds held by the Trustee; (iv) the rights, obligations, duties and immunities of the Trustee; (v) the rights of holders of Debt Securities of such series as beneficiaries with respect to property deposited with the Trustee payable to all or any of them; and (vi) the obligations of the Company to maintain an office or agency in respect of Debt Securities of such series.

     Modification of Indenture. Each Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to (a) evidence the assumption by a successor corporation of the obligations of the Company under such Indenture, (b) add covenants or new events of default for the protection of the holders of such Debt Securities, (c) cure any ambiguity or correct any inconsistency in the Indenture, (d) establish the form and terms of such Debt Securities, (e) evidence the acceptance of appointment by a successor trustee, (f) amend the Indenture in any other manner which the Company may deem necessary or desirable and which will not adversely affect the interests of the holders of Debt Securities issued thereunder or (g), in the case of Senior Debt Securities, secure such Debt Securities (Section 8.1).

     Each Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of each series then outstanding (or, in the case of any series of Debt Securities originally issued at a discount from their stated principal amount, not less than a majority of the amount of principal thereof that would be due and payable on such date of determination in the event of an acceleration of the maturity of such series on such date) and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the Debt Securities of such series, provided that the Company and the Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated maturity of the principal of any Debt Security, reduce the principal amount thereof, reduce the rate or extend the time of payment of any interest thereon, reduce or alter the method of computation of any amount payable on redemption, repayment or purchase thereof, reduce the portion of the principal amount of any Original Issue Discount Security (as defined in the Indentures) payable upon acceleration or provable in bankruptcy, change the coin or currency in which principal and interest, if any, are payable, impair or affect the right to institute suit for the enforcement of any payment, repayment or purchase thereof or, if applicable, adversely affect any right of repayment at the option of the holder or (b) reduce the percentage in aggregate principal amount of Debt Securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification (Section 8.2).

     The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby (Section 8.6 of the Subordinated Debt Indenture).

PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

     General. Senior Debt Securities will be issued under the Senior Debt Indenture, and each series will rank pari passu as to the right of payment of principal, premium, if any, and interest, if any, with each other series and with all other Senior Debt (as defined below) of the Company.

     Certain Definitions. For purposes of the following discussion, the following definitions, together with those under "Provisions Applicable to Both Senior and Subordinated Debt Securities -- Certain Definitions", are applicable (Article One of the Senior Debt Indenture).

     "Assets" means any property of the Company or a Subsidiary used in businesses in which the Company and its Subsidiaries are engaged at the date of the Senior Debt Indenture.

     "Attributable Debt" means, with respect to any Sale and Lease-Back Transaction (as defined below) as of any particular time, the present value of the obligations of the lessee under the lease for net rental payments during the term of such lease determined by discounting such net rental payments at the rate of interest implicit in the terms of such lease.

     "Capitalized Lease" means any lease of property where the obligations of the lessee thereunder are required to be classified and accounted for as a capitalized lease on a balance sheet of such lessee under generally accepted accounting principles.

     "Consolidated Net Worth" at any date means the amount of total stockholders' equity that would be shown on a consolidated balance sheet of the Company and its Subsidiaries as of such date.

     "Indebtedness" means (i) any indebtedness of the Company or any Subsidiary for money borrowed or for the deferred purchase price of property or services including obligations as lessee under Capitalized Leases, (ii) any such indebtedness or obligation of others secured by any lien on the assets of the Company or any Subsidiary, and (iii) any such indebtedness or obligation of others which the Company or any Subsidiary has directly or indirectly guaranteed, endorsed with recourse (otherwise than for collection, deposit or other similar transactions in the ordinary course of business), agreed to purchase or repurchase or in respect of which the Company or any Subsidiary has agreed contingently to supply or advance funds.

     "Senior Debt" means Indebtedness which is not (i) Indebtedness of the Company to any Subsidiary and (ii) Indebtedness of the Company which by its terms is subordinate or junior in any respect to any other Indebtedness or other obligation of the Company.

     Limitations on Liens. The Company will not, nor will it permit any Subsidiary to, issue, assume, guarantee or suffer to exit any Indebtedness if such Indebtedness is secured by a mortgage, pledge, security interest or lien ("Secured Debt" and a "mortgage" or "mortgages") upon any properties of the Company or any Subsidiary or upon any shares of stock or indebtedness of any Subsidiary (whether such properties, shares or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the Securities shall be secured equally and ratably with (or prior to) such Secured Debt, except that the foregoing restrictions shall not apply to: (a) mortgages on any property acquired, constructed or improved by the Company or any Subsidiary after the date of the Senior Debt Indenture which are created within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof, provided that in the case of such construction or improvement the mortgages shall not apply to any property theretofore owned by the Company or any Subsidiary other than theretofore unimproved real property; (b) existing mortgages on property acquired (including mortgages on any property acquired from a Person which is consolidated with or merged with or into the Company or a Subsidiary) and mortgages outstanding at the time any corporation becomes a Subsidiary, provided that such mortgages shall only apply to property owned by such corporation at the time it becomes a Subsidiary or that is acquired thereafter other than from the Company or another Subsidiary;
(c) mortgages in favor of the Company or any Subsidiary; (d) mortgages in favor of domestic or foreign governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure Secured Debt of the pollution control or industrial revenue bond type; and (e) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (a), (b),
(c) or (d), inclusive, provided that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the mortgage so extended, renewed or replaced (plus improvements in such property). (Section 3.6 of the Senior Debt Indenture).

     Notwithstanding the foregoing, the Company and any Subsidiary may, without securing the Senior Debt Securities, issue, assume or guarantee Secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount which, together with all such Secured Debt and the Attributable Debt in respect of Sale and Lease-Back Transactions of the Company and its Subsidiaries existing at such time (other than Sale and Lease-Back Transactions the proceeds of which have been applied to the retirement of Senior Debt or which are referred to in the last sentence under "Limitations on Sale and Lease-Back Transactions"), does not exceed 10% of Consolidated Net Worth as of a date not more than 90 days prior to the proposed transaction. (Section 3.6 of the Senior Debt Indenture).

     Limitations on Sale and Lease-Back Transactions. The Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or a Subsidiary of any property acquired or placed in service more than 180 days prior to such arrangement (except for leases of three years or less), whereby such property has been or is to be sold or transferred by the Company or any Subsidiary to such Person (herein referred to as a "Sale and Lease-Back Transaction"), unless either: (a) the Company or such Subsidiary would be entitled to incur Secured Debt on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Senior Debt Securities; or (b) the Company shall apply an amount equal to the net proceeds from the sale of the property so leased to (i) the retirement (other than any mandatory retirement), within 90 days of the effective date of any such Sale and Lease-Back Transaction, of Securities or of Senior Debt of the Company or a Subsidiary or (ii) the purchase or acquisition, within twelve months of such effective date, of Assets. This covenant shall not apply to, and there shall be excluded from any computation of Attributable Debt under this covenant, any Sale and Lease-Back Transaction (1) entered into in connection with an industrial revenue bond or pollution control financing or
(2) between the Company and/or one or more Subsidiaries. (Section 3.7 of the Senior Debt Indenture).

     Senior Debt Securities to be Secured in Certain Events. If, upon any consolidation or merger of the Company, or any sale, lease, exchange or other disposition of all or of substantially all of its property, permitted by the Senior Debt Indenture, any property of the Company or a Subsidiary would become subject to any mortgage or lien (other than those permitted by Section 3.6 of the Senior Debt Indenture), then the Company, at or prior to the consummation of any such transaction, shall by supplemental indenture secure all Senior Debt Securities then outstanding equally and ratably with (or prior to) all Indebtedness secured thereby (Section 9.2 of the Senior Debt Indenture).

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

     Subordination. The Subordinated Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Company. If the Company should default in the payment of any principal of or premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, upon written notice of such default to the Company by the holders of such Senior Indebtedness or any trustee therefor and subject to certain rights of the Company to dispute such default and subject to proper notification of the Trustee, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities, by set-off or otherwise) will be made or agreed to be made for principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of the Subordinated Debt Securities other than those made in capital stock of the Company (or cash in lieu of fractional shares thereof) (Sections 13.1, 13.4 and 13.5 of the Subordinated Debt Indenture).

     "Senior Indebtedness" is defined in Article One of the Subordinated Debt Indenture as Indebtedness (as defined below) of the Company outstanding at any time except (a) any Indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such Indebtedness is not senior in right of payment to the Subordinated Debt Securities, (b) the Subordinated Debt Securities, (c) any Indebtedness of the Company to a wholly-owned Subsidiary of the Company, (d) interest accruing after the filing of a petition initiating certain bankruptcy or insolvency proceedings unless such interest is an allowed claim enforceable against the Company in a proceeding under federal or state bankruptcy laws and (e) trade accounts payable. "Indebtedness" is defined in Article One of the Subordinated Debt Indenture as, with respect to any Person, (a)(i) the principal of and premium and interest, if any, on indebtedness for money borrowed of such Person evidenced by bonds, notes, debentures or obligations, including any guaranty by such Person of any indebtedness for money borrowed of any other Person, whether any such indebtedness or guaranty is outstanding on the date of the Subordinated Debt Indenture or is thereafter created, assumed or incurred, (ii) the principal of and premium and interest, if any, on indebtedness for money borrowed, incurred, assumed or guaranteed by such Person in connection with the acquisition by it or any of its subsidiaries of any other businesses, properties or other assets and (iii) lease obligations which such Person capitalizes in accordance with Statement of Financial Accounting Standards No. 13 promulgated by the Financial Accounting Standards Board or such other generally accepted accounting principles as may be from time to time in effect, (b) any other indebtedness of such Person, including any indebtedness representing the balance deferred and unpaid of the purchase price of any property or interest therein, including any such balance that constitutes a trade account payable, and any guaranty, endorsement or other contingent obligation of such Person in respect of any indebtedness of another, which is outstanding on the date of the Subordinated Debt Indenture or is thereafter created, assumed or incurred by such Person and (c) any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described as Indebtedness in clause
(a) or (b) above.

     If (i) without the consent of the Company a court shall enter (A) an order for relief with respect to the Company under the United States federal bankruptcy laws, (B) a judgment, order or decree adjudging the Company a bankrupt or insolvent, or (C) an order for relief for reorganization, arrangement, adjustment or composition of or in respect of the Company under the United States federal bankruptcy laws or state insolvency laws or (ii) the Company shall institute proceedings for the entry of an order for relief with respect to the Company under the United States federal bankruptcy laws or for an adjudication of insolvency, or shall consent to the institution of bankruptcy or insolvency proceedings against it, or shall file a petition seeking, or seek or consent to reorganization, arrangement, composition or similar relief under any applicable law, or shall consent to the filing of such petition or to the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator or similar official in respect of the Company or of substantially all of its property, or the Company shall make a general assignment for the benefit of creditors, then all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) will first be paid in full before any payment or distribution, whether in cash, securities or other property, is made on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities. In such event, any payment or distribution on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Subordinated Debt Securities will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. If any payment or distribution on account of the principal of, premium, if any, or interest, if any, on the Subordinated Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Subordinated Debt Securities, to the payment of all Senior Indebtedness then outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), shall be received by the Trustee or any holder of any Subordinated Debt Securities in contravention of any of the terms of the Subordinated Debt Indenture, such payment or distribution will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness then outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holders of Subordinated Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Subordinated Debt Securities, will be entitled to be repaid from the remaining assets of the Company the amounts at that time due and owing on account of unpaid principal of or any premium or any interest on the Subordinated Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Subordinated Debt Securities and such other obligations (Section 13.1 of the Subordinated Debt Indenture).

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness and holders of other obligations of the Company that are not subordinated to Senior Indebtedness may receive more, ratably, than holders of the Subordinated Debt Securities. Such subordination will not prevent the occurrence of an Event of Default or limit the right of acceleration in respect of the Subordinated Debt Securities.

CONCERNING THE TRUSTEE

     Pursuant to the Trust Indenture Act of 1939, as amended, should a default occur with respect to either the Senior Debt Securities or the Subordinated Debt Securities, Morgan Guaranty Trust Company of New York would be required to resign as Trustee under one of the Indentures within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

     Morgan Guaranty Trust Company of New York, the Trustee under both Indentures, is a depositary for funds of, and performs other services for the Company in the normal course of business.

     J. P. Morgan Securities Inc. may act as an underwriter, dealer or agent with respect to the offer and sale of the Debt Securities. Morgan Guaranty Trust Company of New York, the Trustee under both Indentures, is affiliated with J. P. Morgan Securities Inc. by virtue of their common ownership by J. P. Morgan & Co. Incorporated.

                              PLAN OF DISTRIBUTION

GENERAL

     The Company may sell Offered Debt Securities to or through underwriters or dealers, and also may sell Offered Debt Securities directly to one or more other purchasers or through agents. The applicable Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Offered Debt Securities and any applicable commissions or discounts.

     Underwriters, dealers or agents may offer and sell the Offered Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Offered Debt Securities, underwriters or agents may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Debt Securities for whom they may act as agent. Underwriters or agents may sell the Offered Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

     Offered Debt Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Offered Debt Securities are sold by the Company for public offering and sale may make a market in such Offered Debt Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Debt Securities.

     Any underwriters, dealers or agents participating in the distribution of Offered Debt Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Debt Securities may be deemed to be underwriting discounts and commission under the Securities Act. Underwriters, dealers or agents may be entitled, under agreements entered into with the Company, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act.

DELAYED DELIVERY ARRANGEMENTS

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to the approval of the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL OPINIONS

     The legality of the Offered Debt Securities, as well as certain tax matters in connection therewith, are being passed upon for the Company by Wright, Lindsey & Jennings, Little Rock, Arkansas. Certain legal matters in connection with the Offered Debt Securities may be passed upon for any underwriters, dealers or agents by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements and schedules of J.B. Hunt Transport Services, Inc. and subsidiaries, as of December 31, 1992 and 1991, and for each of the years in the three-year period ended December 31, 1992, incorporated by reference herein and elsewhere in the registration statement have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick audits and reports on consolidated financial statements of the Company at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority. The report of KPMG Peat Marwick covering the December 31, 1991 financial statements refers to a change in revenue recognition method for freight in transit and the report of KPMG Peat Marwick covering the December 31, 1992 financial statements refers to a change in method of accounting for the cost of tires in service.

     With respect to the unaudited interim financial information for the periods ended March 31, 1993 and 1992 incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1993 and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
The Company...........................  S-2
Use of Proceeds.......................  S-4
Selected Historical Consolidated
  Financial and Operating Data........  S-5
Ratio of Earnings to Fixed Charges....  S-6
Description of Notes..................  S-6
Underwriting..........................  S-7
Legal Matters.........................  S-8
Experts...............................  S-8
Available Information.................  S-8

                 PROSPECTUS
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
The Company...........................    3
Use of Proceeds.......................    3
Ratio of Earnings to Fixed Charges....    3
Description of Debt Securities........    3
Plan of Distribution..................   13
Legal Opinions........................   13
Experts...............................   14

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                                  $100,000,000

                                 J.B. HUNT LOGO

                              J.B. HUNT TRANSPORT
                                 SERVICES, INC.

                                     % SENIOR
                                 NOTES DUE 2006
                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------
                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                           MORGAN STANLEY DEAN WITTER

                         BANCAMERICA ROBERTSON STEPHENS
                                AUGUST   , 1998

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